UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SENTISEARCH, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

817305 10 5
(CUSIP Number)

Robert J. Mittman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

__________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 817305 10 5	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Samuel A. Rozzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,110,164 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,110,164 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,164 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% (based on 16,821,787 Shares of Common Stock issued and outstanding as of March 23, 2011) as reported by the Company
14	TYPE OF REPORTING PERSON* IN
(1)   Includes (i) 2,496,749 shares owned directly by the Reporting Person; (ii) 463,415 shares issuable upon exercise of a warrant held by the Reporting Person and exercisable within 60 days, and (iii) 150,000 shares owned by the Scarsdale Limited Partnership of which Mr. Rozzi is a general partner.  Mr. Rozzi’s daughter and The Samuel A. Rozzi Grantor Retained Annuity Trust, of which Mr. Rozzi’s daughter is trustee, are the sole limited partners of Scarsdale Limited Partnership.  Mr. Rozzi disclaims beneficial ownership of all shares other than those held in his name.

Item 1.           Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on April 15, 2010 (the “Schedule 13D”).  This statement relates to the common stock, par value $.0001 per share (“Common Stock”) issued by Sentisearch, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1217 South Flagler Drive, 3rd Floor, West Palm Beach, FL 33401.  Those items for which there has been no change in the information previously reported are omitted from this Amendment No. 1.

Item 3.           Source and Amount of Funds or other Consideration.

On April 19, 2011, the Reporting Person invested $50,000 in new funds in, and cancelled promissory notes in the aggregate principal amount of $45,000 issued by, the Company, in exchange for a new promissory note in the principal amount of $95,000 and a five-year warrant (the “Warrant”) to purchase 463,415 shares of the Common Stock at an exercise price of $0.41 per share.

Item 5.           Interest in Securities of the Issuer.

(a) - (b)  Beneficial ownership is calculated based upon 16,821,787 shares of the Company’s Common Stock outstanding on March 23, 2011, as reported in the 2010 10-K.

As of the date of this filing, the Reporting Person beneficially owned 3,110,164 shares of the Company’s Common Stock, representing 18.0% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Company’s Common Stock.  Said securities consist of (i) 2,496,749 shares owned directly by the Reporting Person, (ii) 463,415 shares issuable upon exercise of the Warrant held by the Reporting Person and exercisable within 60 days, and (iii) 150,000 shares owned by Scarsdale Limited Partnership of which Mr. Rozzi is a general partner.  Mr. Rozzi’s daughter and The Samuel A. Rozzi Grantor Retained Annuity Trust, of which Mr. Rozzi’s daughter is trustee, are the sole limited partners of Scarsdale Limited Partnership.  Mr. Rozzi disclaims beneficial ownership of all shares other than those held in his name.

The Reporting Person has sole power to vote and depose of all securities over which he claims beneficial ownership herein.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2011

/s/ Samuel A. Rozzi
SAMUEL A. ROZZI